Exhibit (e)(1)

Excerpt from “Certain Relationships and Related Transactions” contained in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 15, 2014:

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General

Certain of our executive officers and one of our directors hold ownership interests in and/or are officers of our Former Sponsor, our Former Advisor, our Property Manager, our Dealer Manager and other affiliated entities. As a result, these individuals owe fiduciary duties to these and other entities and their owners, which fiduciary duties can conflict with the duties that they owe to our stockholders and us. Their loyalties to these and other entities can result in actions or inactions that are detrimental to our business, which can harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to: (1) allocation of new investments and management time and services between us and the other entities; (2) our purchase of properties from, or sale of properties to, affiliated entities; (3) the timing and terms of the investment in or sale of an asset; (4) development of our properties by affiliates; (5) investments with affiliates of our Former Advisor; (6) compensation to our Former Advisor; and (7) our relationship with our Dealer Manager and Property Manager.

Until August 31, 2014, we were party to three types of agreements giving rise to material transactions between us and our affiliates, including our Advisory Agreement, our Property Management Agreements and our Dealer Manager Agreement. Our independent directors reviewed and approved the material transactions between us and our affiliates arising out of these agreements. Set forth below is a description of the relevant transactions with our affiliates, which we believed were executed on terms that were fair to the Company.

Advisory Agreement

From our inception through August 31, 2014, prior to completion of the Self Administration and Investment Management Transaction, Strategic Storage Advisor, LLC provided our day-to-day management. Our Former Advisor and its affiliates performed services for us in connection with the offer and sale of our shares and the selection, acquisition and management of our properties pursuant to our Advisory Agreement. Pursuant to the Advisory Agreement, our Former Advisor was required to devote sufficient resources to our administration to discharge its obligations.

Many of the services performed by our Former Advisor in managing our day-to-day activities are summarized below. Under the terms of the Advisory Agreement, our Former Advisor undertook to use its commercially reasonable best efforts to present to us investment opportunities consistent with our investment policies and objectives as adopted by our board of directors. In its performance of this undertaking, our Former Advisor, either directly or indirectly by engaging an affiliate, performed the following, among other duties and subject to the authority of our board of directors:

•	finding, evaluating, presenting and recommending to us investment opportunities consistent with our investment policies and objectives;

•	serving as our investment and financial advisor and providing research and economic and statistical data in connection with our assets and our investment policies;

•	acquiring properties and making investments on our behalf in compliance with our investment objectives and policies;

•	structuring and negotiating the terms and conditions of our real estate acquisitions, sales or joint ventures;

•	reviewing and analyzing each property’s operating and capital budget;

•	arranging, structuring and negotiating financing and refinancing of properties;

•	performing all operational functions for the maintenance and administration of our assets, including the servicing of mortgages;

•	consulting with our officers and board of directors and assisting the board of directors in formulating and implementing of our financial policies;

•	preparing and reviewing on our behalf, with the participation of one designated principal executive officer and principal financial officer, all reports and returns required by the SEC, IRS and other state or federal governmental agencies;

•	providing the daily management and performing and supervising the various administrative functions reasonably necessary for our management and operations; and

•	investigating, selecting, and, on our behalf, engaging and conducting business with such third parties as our Former Advisor deemed necessary to the proper performance of its obligations under the Advisory Agreement.

Organization and offering costs of our Offering were allowed to be paid by our Former Advisor on our behalf and were reimbursed to our Former Advisor from the proceeds of the Offering. Such amounts were not permitted to exceed (i) 3.5% of the gross offering proceeds raised by us in the terminated offering (excluding sales commissions and dealer manager fees), or (ii) 15% of the gross offering proceeds raised by us in the terminated offering (including sales commissions and dealer manager fees). If the organization and offering expenses exceeded such limits, within 60 days after the end of the month in which the offering terminated, our Former Advisor would have been required to reimburse us for any excess amounts. FINRA and many states also limited our total organization and offering expenses to 15% of gross offering proceeds. Organization and offering costs consisted of all expenses (other than sales commissions and the dealer manager fee) paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (a) amounts to reimburse our Former Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Former Advisor and its affiliates in connection with registering and marketing our shares; (b) technology costs associated with the Offering; (c) our costs of conducting our training and education meetings; (d) our costs of attending retail seminars conducted by participating broker-dealers; and (e) payment or reimbursement of bona fide due diligence expenses. Subsequent to the termination of our Offering on September 22, 2013, we have determined that organization and offering costs did not exceed either the 3.5% limit in clause (i) above or the 15% limit in clause (ii) above.

Our Former Advisor received acquisition fees equal to 2.5% of the contract purchase price of each property we acquired plus reimbursement of any acquisition expenses the Former Advisor incurred. Our Former Advisor also received a monthly asset management fee equal to one-twelfth of 1.0% of the average of the aggregate asset value, as defined, of our assets, excluding those properties acquired through our mergers with Self Storage REIT, Inc. (now Self Storage REIT, LLC) (“REIT I”) and Self Storage REIT II, Inc. (now Self Storage REIT II, LLC) (“REIT II”), and the acquisitions of beneficial interests in USA Self Storage I, DST, Madison County Self Storage, DST, Southwest Colonial, DST, and SF Self Storage, DST acquisitions (such excluded properties collectively referred to as the “Excluded Assets”); provided, however, that if the average of the aggregate asset value, as defined, of our assets exceeded $500 million, the monthly asset management fee was reduced to one-twelfth of 0.75% of the average of the aggregate asset value, as defined, of those assets exceeding $500 million unless our modified funds from operations (as defined in the Advisory Agreement), including payment of the fee, was greater than 100% of our distributions in any month. The monthly asset management fees for the Excluded Assets were equal to 2.0% of the gross revenues from the properties and were paid to affiliates of our Former Sponsor. Under our Advisory Agreement, our Former Advisor received fees in an amount equal to up to one-half of the total real estate commission paid but in no event to exceed an amount equal to 3.0% of the contract sale price for each property we sold as long as our Former Advisor provided substantial assistance in connection with the sale. The total real estate commissions paid (including disposition fee paid to our Former Advisor) could not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property and were subordinated to receipt of our stockholders of a 6% cumulative, non-compounded, annual return on such stockholders’ invested capital. There were no such disposition fees payable to our Former Advisor under the Advisory Agreement. Pursuant to the Second Amended and Restated Advisory Agreement, which was in place on December 31, 2013, our Former Advisor would have also been entitled to various subordinated distributions if we had (1) listed our shares of common stock on a national exchange, (2) terminated our Advisory Agreement, or (3) liquidated our portfolio, as described in the Advisory Agreement. There were no such fees payable to our Former Advisor under the Advisory Agreement.

Our Advisory Agreement provided for reimbursement of our Former Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning October 1, 2009 (four fiscal quarters after the acquisition of our first real estate asset), our Former Advisor paid or reimbursed us the amount by which our aggregate annual operating expenses, as defined, exceeded the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determined that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceeded the limitation, we disclosed this fact in our next quarterly report or within 60 days of the end of that quarter and sent a written disclosure of this fact to our stockholders. In each case the disclosure included an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified. For the 12 months ended December 31, 2013, our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

On March 28, 2014, we entered into the Third Amended and Restated Advisory Agreement with our Former Advisor and our Operating Partnership, which amended and superseded the Advisory Agreement. Pursuant to the Third Amended and Restated Advisory Agreement, provisions related to various subordinated fees that would be due to our Former Advisor upon the occurrence of certain events were removed from such agreement and were then included in the Second Amended and Restated Limited Partnership Agreement of our Operating Partnership.

In connection with the Self Administration and Investment Management Transaction, more fully described below in the section titled “Acquisition of Operational Assets of Strategic Storage Holdings and Other Transactions” on pages 33-36 of this proxy statement, the Advisory Agreement was terminated.

Operating Partnership Agreement

On March 17, 2008, we entered into the First Amended and Restated Limited Partnership Agreement with our Operating Partnership. On March 28, 2014, we entered into the Second Amended and Restated Limited Partnership Agreement with our Operating Partnership and our Former Advisor, which amended and superseded the First Amended and Restated Limited Partnership Agreement, as amended. In addition, on March 28, 2014, REIT I and USA Self Storage Advisor LLC, the advisor to REIT I, entered into an amendment to the Agreement of Limited Partnership of USA Self Storage Operating Partnership, LP, and REIT II and USA SS REIT II Advisor, LLC, the advisor to REIT II, entered into an amendment to the Agreement of Limited Partnership of USA SS REIT II Operating Partnership, L.P. REIT I and REIT II are each wholly-owned by our Operating Partnership.

Pursuant to the Second Amended and Restated Limited Partnership Agreement, our Former Advisor and the advisors to REIT I and REIT II were each granted a special limited partnership interest in our Operating Partnership and were each a party to the Second Amended and Restated Limited Partnership Agreement. In addition, provisions related to various subordinated fees that would be due to our Former Advisor upon the occurrence of certain events were included in such agreement and are payable as distributions pursuant to our Former Advisor’s special limited partnership interest. After giving effect to the Second Amended and Restated Limited Partnership Agreement and the amendments to the REIT I OP Agreement and the REIT II OP Agreement, our Former Advisor and the advisors to REIT I and REIT II may have been entitled to receive various subordinated distributions, each of which are outlined further in the Second Amended and Restated Limited Partnership Agreement and the amendments to the REIT I OP Agreement and the REIT II OP Agreement, if we (1) listed our shares of common stock on a national exchange, (2) terminated our Advisory

Agreement, (3) liquidated our portfolio, or (4) entered into an Extraordinary Transaction, as defined in such agreements. In the case of each of the foregoing distributions, our Former Advisor’s receipt of the distribution was subordinated to return of capital to our stockholders plus at least a 6% cumulative, non-compounded return, and our Former Advisor’s share of the distribution is 5%, 10%, or 15%, depending on the return level to our stockholders. The receipt of the distribution by the advisors to REIT I and REIT II was subordinated to return of capital to the original REIT I and REIT II stockholders plus at least a 7% cumulative, non-compounded return, and such advisors’ share of the distribution is 15%. In addition, our Former Advisor may have been entitled to a one-time cash distribution in the event that we (1) listed our shares of common stock on a national exchange, (2) liquidated our portfolio, or (3) entered into an Extraordinary Transaction resulting in a return to our stockholders in excess of an amount per share that would have been determined by our independent directors. Such one-time cash distribution would have been paid as part of the complete redemption of our Former Advisor’s special limited partnership interest in our Operating Partnership and would have been up to the aggregate amount of all unreturned and unreimbursed capital invested by our Former Advisor and its affiliates in us, our Operating Partnership, our Former Advisor and affiliates, relating in any way to our business or our Operating Partnership’s business or any offering.

In connection with the Self Administration and Investment Management Transaction, more fully described below in the section titled “Acquisition of Operational Assets of Strategic Storage Holdings and Other Transactions” on pages 33-36 of this proxy statement, we entered into a Third Amended and Restated Limited Partnership Agreement with our Operating Partnership and our Former Advisor, which amends and supersedes the Second Amended and Restated Limited Partnership Agreement. In addition, REIT I entered into Amendment No. 2 to the Agreement of Limited Partnership of REIT I Operating Partnership (the “REIT I OP Agreement Amendment”), and REIT II entered into Amendment No. 2 to the Agreement of Limited Partnership of REIT II Operating Partnership (the “REIT II OP Agreement Amendment”).

Property Management Agreements

From our inception through August 31, 2014, we were party to separate Property Management Agreements for each property and paid our Property Manager property management fees. The Property Management Agreements generally had one or three year terms and automatically renewed unless notice was given by either us or our Property Manager. Our Property Manager derived substantially all of its income from the property management services it performed for us. Effective August 31, 2014, we will no longer pay our Property Manager any property management fees.

Our Property Manager was responsible for hiring, directing and establishing policies for employees who had direct responsibility for the operations of each property we acquired, which included on-site managers and building and maintenance personnel. Certain employees of the Property Manager were employed on a part-time basis and were also employed by our Former Advisor or certain companies affiliated with it. Our Property Manager was also responsible for directing the purchase of equipment and supplies and supervising all maintenance activity.

Our Property Manager received a fee for its services in managing our properties, generally equal to 6% of the gross revenues from the properties plus reimbursement of the direct costs of managing the properties under our Property Management Agreements. In the event that our Property Manager assisted with the development or redevelopment of a property, we paid a separate market-based fee for such services.

On September 27, 2012, our board of directors approved revisions to our Property Management Agreements entered into with respect to properties acquired after that date. These revisions included increasing the term to three years, with automatic three-year extensions; revising the property owner’s obligation to reimburse the Property Manager for certain expenses; the addition of a construction management fee in an amount equal to 5% of the amount of construction or capital improvement work in excess of $10,000; the addition of a tenant insurance administrative fee; adding a nonsolicitation provision; and adding a provision regarding the Property Manager’s use of trademarks and other intellectual property owned by SSH.

Dealer Manager Agreement

Prior to August 31, 2014, our President, H. Michael Schwartz, previously owned a 15% beneficial non-voting equity interest in Select Capital Corporation, our former Dealer Manager. Effective, August 31, 2014, we now own 100% of the membership interests in Strategic Capital Markets Group, LLC, the entity that owns the 15% non-voting interest in Select Capital Corporation. Select Capital Corporation served as our Dealer Manager pursuant to our Dealer Manager Agreement. The Dealer Manager Agreement terminated upon the termination of our public offering. Our Dealer Manager provided wholesaling, sales promotional and marketing services to us in connection with our public offering. Specifically, our Dealer Manager ensured compliance with SEC rules and regulations and FINRA rules relating to the sale process and participating broker-dealer relationships, assisted in the assembling of prospectus kits, assisted in the due diligence process, and ensured proper handling of investment proceeds.

During the term of our Offering, our Dealer Manager received a sales commission of up to 7.0% of gross proceeds from sales in our primary offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in our primary offering under the terms of our Dealer Manager Agreement. Our Dealer Manager entered into participating dealer agreements with certain other broker-dealers authorizing them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allowed all of the sales commissions paid in connection with sales made by these broker-dealers. Our Dealer Manager was also permitted to re-allow to these broker-dealers a portion of the 3.0% Dealer Manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. We paid an additional amount of gross offering proceeds for reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses could be justified, any excess over actual due diligence expenses is considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses, may not exceed 3% of gross offering proceeds from sales in our primary offering.

Fees Paid to Affiliates

Pursuant to the terms of the agreements described above, the following summarizes the related party costs incurred for the years ended December 31, 2013, 2012, and 2011:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Expensed
Reimbursement of operating expenses (1)	$385,403	$33,476	$330,993
Asset management fees (2)	5,050,668	4,521,867	3,019,429
Property management fees (3)(4)	4,889,019	3,732,149	2,683,492
Acquisition expenses	1,869,974	2,415,200	5,706,838
Additional Paid-in Capital
Selling commissions	7,215,235	7,402,084	5,798,197
Dealer manager fee	3,092,243	3,172,322	2,484,942
Reimbursement of offering costs	344,055	487,235	555,839

Total	$22,846,597	$21,764,333	$20,579,730

(1)

During the years ended December 31, 2013, 2012 and 2011, our Former Advisor permanently waived certain reimbursable indirect costs, primarily payroll and related overhead costs, related to administrative and management services, totaling approximately $975,000, $960,000 and $740,000, respectively. Such amounts were waived permanently and accordingly, will not be paid to our Former Advisor. During the three month periods ended December 31, 2013 and March 31, 2011 our Former Advisor did not waive reimbursable indirect costs, and such reimbursable indirect costs totaled approximately $340,000 and $260,000, respectively, for such periods.
(2)	For the nine months ended September 30, 2013 our Former Advisor permanently waived asset management fees related to the Stockade Portfolio of approximately $525,000. During the three months ended December 31, 2013, such amounts were not waived and approximately $175,000 of such costs were recorded. During the year ended December 31, 2012, our Former Advisor permanently waived asset management fees related to the Stockade Portfolio and our Dufferin property totaling approximately $186,000 and $37,000, respectively. Such amounts were waived permanently and accordingly, will not be paid to our Former Advisor.
(3)	During the years ended December 31, 2013, 2012 and 2011, property management fees include approximately $27,000, $100,000 and $60,000, respectively, of fees paid to the sub-property manager of our Canadian properties. Such sub-property management agreement was terminated effective March 31, 2013 at a cost of approximately $28,000.
(4)	During the year ended December 31, 2013, our Property Manager permanently waived certain costs, reimbursements and fees, including construction management fees, tenant insurance administration fees, accounting administrative fees and expense reimbursements related to certain off-site property management employees. Such amounts totaled approximately $759,000, and were waived permanently and accordingly, will not be paid to our Property Manager.

As of December 31, 2013 and 2012, we had amounts due to affiliates totaling $1,741,518 and $2,282,344, respectively.

Tenant Reinsurance Program

Beginning in 2011 and continuing through August 31, 2014, our Chairman of the board of directors, Chief Executive Officer and President, through certain entities, participated in a tenant reinsurance program whereby tenants of our self storage facilities and tenants of other operators participating in the program can purchase insurance to cover damage or destruction to their property while stored at such facilities. Such entities have invested in a Cayman Islands company (the “Reinsurance Company”) that will reinsure a portion of the insurance required by the program insurer to cover the risks of loss at participating facilities in the program. The program insurer provides fees (approximately 50% of the tenant premium paid) to us as owner of the facilities. The Reinsurance Company may be required to fund additional capital or entitled to receive distributions of profits depending on actual losses incurred under the program. Effective August 31, 2014, we acquired the interest in the Reinsurance Company from an affiliate of Mr. Schwartz. For the years ended December 31, 2013, 2012 and 2011, we recorded revenue of approximately $1.6 million, $1.3 million and $0.4 million respectively, in connection with this tenant reinsurance program.

Storage Auction Program

During the second quarter of 2013, our Chairman of the board of directors, Chief Executive Officer and President, and our Senior Vice President — Property Management and the President of our property manager, purchased minority interests in a company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions online instead of using live auctions conducted at the self storage facilities. Once the contents of a storage unit are sold at auction, we will pay the Auction Company a service fee based upon the sale price of the unit. Collectively, these officers owned 18% of the voting interests in the Auction Company. For the year ended December 31, 2013, we incurred approximately $50,000 in auction fees with the Auction Company. On January 1, 2014, the Auction Company merged with another similar company. Such officers’ collective ownership in the new combined company was reduced to approximately 9%. In addition, Mr. Schwartz serves on the Board of Advisors of the Auction Company.

Preferred Equity Investment in Strategic Storage Growth Trust, Inc.

On July 31, 2014, a wholly-owned subsidiary of our Operating Partnership, SSTI Preferred Investor, LLC (the “SSTI Preferred Investor”) entered into a Series A Cumulative Redeemable Preferred Unit Purchase

Agreement (the “Unit Purchase Agreement”) with SSGT and its operating partnership, Strategic Storage Growth Operating Partnership, L.P. (the “SSGT Operating Partnership”). Pursuant to the Unit Purchase Agreement, the SSTI Preferred Investor agreed to provide up to $18,100,000 through a preferred equity investment in the SSGT Operating Partnership (the “Investment”), which amount may be invested in one or more tranches on or before January 31, 2015, to be used solely for investments in self storage properties, as described in the underlying documents, in exchange for up to 724,000 preferred units of limited partnership interest in the SSGT Operating Partnership (the “Preferred Units”), each having a liquidation preference of $25.00 per Preferred Unit (the “Liquidation Amount”), plus all accrued and unpaid distributions.

On July 31, 2014, the SSTI Preferred Investor invested approximately $7.18 million in the first tranche of its Investment in the SSGT Operating Partnership which proceeds were used in connection with the acquisition of two self storage facilities by SSGT and in exchange the SSTI Preferred Investor received approximately 287,000 Preferred Units in the SSGT Operating Partnership.

In connection with the Investment, the SSTI Preferred Investor entered into an Amendment to the Operating Partnership Agreement of the SSGT Operating Partnership which sets forth the key terms of the Preferred Units which are summarized below.

Distribution Rate

The Preferred Units will receive current distributions (the “Current Distributions”) at a rate of one-month LIBOR plus 6.5% per annum on the Liquidation Amount, payable monthly and calculated on an actual/360 basis.

In addition to the Current Distributions, the SSGT Operating Partnership has the obligation to elect either (A) pay the SSTI Preferred Investor as the holder of the Preferred Units, additional distributions monthly in an amount that will accrue at the rate of: (i) for the initial 24-months, LIBOR plus 4.35%; and (ii) thereafter, LIBOR plus 6.35% or (B) defer the additional distributions in an amount that will accrue monthly at the rate of (i) for the initial 24-months, LIBOR plus 10.85%; and (ii) thereafter, LIBOR plus 12.85% (the “Deferred Distributions”).

Redemptions; Repurchases

The Preferred Units may be redeemed by the SSGT Operating Partnership, in whole or in part, at the option of the SSGT Operating Partnership at any time. The redemption price for the Preferred Units will be equal to the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions and any accumulated Deferred Distributions thereon to the date of redemption (the “Redemption Price”). If fewer than all of the outstanding Preferred Units are to be redeemed at the option of the SSGT Operating Partnership, the Preferred Units to be redeemed will be determined pro rata or by lot or in such other manner as determined by SSGT, as the general partner of the SSGT Operating Partnership, to be fair and equitable to all holders of the Preferred Units.

SSTI Preferred Investor, as a holder of Preferred Units may require the SSGT Operating Partnership to repurchase the Preferred Units upon the occurrence of any of the following (each an “Optional Repurchase Event” and each as defined within the Amendment): (A) a breach of any of the Protective Provisions; (B) an Event of Default; (C) a Change of Control that has not been consented to in accordance with the terms of the Amendment; (D) SSGT’s failure to qualify as a REIT under the Internal Revenue Code; or (E) the occurrence and continuance of a monetary or a material default beyond any applicable cure period under any of the loan documents for each of the properties in the SSGT Portfolio. The repurchase price for the Preferred Units will be the Redemption Price.

Covenants

The Amendment contains a number of covenants for SSGT and the SSGT Operating Partnership, including, but not limited to, certain covenants that limit the SSGT Operating Partnership’s discretion in utilizing cash flows and require that distributions on the Preferred Units be given priority over other disbursements, including distributions on Common Units and redemptions of shares of common stock of SSGT, each under the circumstances outlined further in the Amendment.

Events of Default

The occurrence of any of the following constitute an Event of Default under the Amendment: (i) a material default in the performance of, or material breach of any covenant, warranty or other agreement contained in the SSGT Operating Partnership’s Agreement of Limited Partnership and Amendment or the Unit Purchase Agreement by SSGT or the SSGT Operating Partnership, as applicable, and continuance of such default or breach for a period of 10 business days after written notice is given to SSGT and the SSGT Operating Partnership; (b) an Event of Bankruptcy as to SSGT, the SSGT Operating Partnership or any of our subsidiaries that has not been consented to in advance by the holders of the Preferred Units; (c) any breach or default or event of default that occurs under any instrument, agreement or indenture pertaining to any indebtedness of SSGT or the SSGT Operating Partnership or any of its or their subsidiaries aggregating more than $5 million, the effect of which is to cause an acceleration, mandatory redemption or other required repurchase of such indebtedness or such indebtedness is otherwise declared to be due and payable or required to be prepaid, redeemed, or otherwise repurchased by SSGT or the SSGT Operating Partnership or any such subsidiary prior to maturity thereof; and (d) SSGT’s failure to qualify as a REIT under the Code.

Protective Provisions

Pursuant to the terms of the Amendment, SSGT, SSGT’s Operating Partnership and their subsidiaries are prohibited from undertaking the following activities while the Preferred Units are outstanding without first obtaining the prior written consent of the holders of a majority of the Preferred Units then outstanding, including the Preferred Units held by SSTI Preferred Investor who is currently the only holder of Preferred Units (capitalized terms are as defined in the Amendment):

•	authorizing or issuing additional (1) preferred stock or units that are equal to or senior to the Preferred Units with respect to certain rights and preferences, or (2) junior stock or units that interferes with the rights of the Preferred Units or interferes in any way with SSGT’s management or the management of the SSGT Operating Partnership;

•	altering the terms of (1) the Amendment or the Unit Purchase Agreement, or (2) SSGT’s organizational documents or the organizational documents of the SSGT Operating Partnership, or any of its or their respective subsidiaries, to the extent the amendment would reasonably be expected to adversely affect the Preferred Units;

•	in the case of the SSGT Operating Partnership, redeeming junior equity securities, and in the case of the company, its subsidiaries, and subsidiaries of the SSGT Operating Partnership, redeeming any equity securities, other than (1) redemptions pursuant to SSGT’s share redemption program, (2) redemptions of units of limited partner interest of the SSGT Operating Partnership in exchange for shares of SSGT’s common stock;

•	engaging in a Change of Control;

•	commencing or suffering to exist an event of bankruptcy as to the SSGT Operating Partnership, SSGT, or any of their respective subsidiaries;

•	paying any distributions, other than a distribution made on a regular monthly basis consistent with past practice on (1) in the case of the SSGT Operating Partnership, Common Units or other equity securities that rank, as to distributions and upon liquidation, junior to the Preferred Units, and (2) in the case of SSGT, its subsidiaries, or a subsidiary of the SSGT Operating Partnership, shares of common stock or common equity securities or other equity securities that rank, as to distributions and upon liquidation, junior to such entity’s shares of preferred stock or preferred equity securities; provided, however, that the foregoing shall not prohibit special distributions that are necessary to preserve SSGT’s status as a REIT; and

•	engaging in a recapitalization, reorganization, merger, unit or stock split, statutory unit or stock exchange, sale of all or substantially all of such entity’s assets, tender offer for all or substantially all of its Common Units, shares of common stock or other common equity securities, as the case may be, or other similar transaction.

Acquisition of Operational Assets of Strategic Storage Holdings and Other Transactions

On September 4, 2014, we, along with our Operating Partnership, entered into a series of transactions, agreements, and amendments to our existing agreements and arrangements with SSH, referred to herein as the Self Administration and Investment Management Transaction, pursuant to which, effective as of August 31, 2014, we acquired the self storage advisory, asset management, property management and investment management businesses of SSH. SSH was the sole member of the Former Advisor and Property Manager. The Former Advisor had been responsible for, among other things, managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf. As a result of the Self Administration and Investment Management Transaction, we are now self-managed.

SSH Contribution Agreement

On September 4, 2014, we along with our Operating Partnership, as Contributee, and SSH, as Contributor, entered into a Contribution Agreement (the “SSH Contribution Agreement”) whereby, effective August 31, 2014, our Operating Partnership acquired substantially all of SSH’s operating assets, including (a) SSH’s 100% membership interests in (i) the Property Manager, (ii) Strategic Storage Opportunities, LLC (“SSO”), (iii) Strategic Storage Realty Group, LLC, the parent company of the advisor and property manager for SST2 and SSGT, respectively, and (iv) Strategic Capital Markets Group, LLC, which owns the 15% non-voting equity interest in Select Capital Corporation, our former Dealer Manager and the current dealer manager for SST2 and SSGT, (b) all equipment, furnishings, fixtures, computer equipment and certain other personal property as set forth in the SSH Contribution Agreement, (c) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto (including all rights to the “SmartStop®” brand and “Strategic Storage” related trademarks), (d) all of SSH’s Software as defined in the SSH Contribution Agreement, (e) all of SSH’s processes, practices, procedures and workforce (including all of our executive officers and currently consisting of approximately 300 on-site self storage employees, regional and district managers and other personnel), and (f) certain other assets as set forth in the SSH Contribution Agreement, in exchange for $18 million in cash and 773,395 limited partnership units of the Operating Partnership (“OP Units”).

Termination of Advisory Agreements

On September 4, 2014, we along with our Operating Partnership entered into a Termination of Advisory Agreement (the “Advisory Agreement Termination”) with the Former Advisor. Pursuant to the Advisory Agreement Termination, effective as of August 31, 2014, our Advisory Agreement was terminated and is of no further force and effect.

In addition, Self Storage REIT, LLC, a wholly-owned subsidiary of our Operating Partnership (“REIT I”) entered into a Termination of Advisory Agreement (the “REIT I Advisory Agreement Termination”) with USA Self Storage Advisor LLC, the advisor to REIT I (“REIT I Advisor”), and Self Storage REIT II, LLC, a wholly-owned subsidiary of our Operating Partnership (“REIT II”) entered into a Termination of Advisory Agreement (the “REIT II Advisory Agreement Termination”) with USA SS REIT II Advisor, LLC, the advisor to REIT II (“REIT II Advisor”), resulting in the termination of the respective advisory agreements of REIT I and REIT II.

Contribution of Special Limited Partner Interests

On September 4, 2014, pursuant to a limited partner interest contribution agreement (the “Limited Partner Interest Contribution Agreement”), by and among our Operating Partnership, USA Self Storage REIT Operating Partnership, LP (“REIT I Operating Partnership”), USA SS REIT II Operating Partnership, L.P. (“REIT II

Operating Partnership”), the Former Advisor, REIT I Advisor and REIT II Advisor, (1) the Former Advisor contributed its special limited partner interest in our Operating Partnership to our Operating Partnership in exchange for 659,696 OP Units and 691,876 Class B Limited Partnership Units of the Operating Partnership (“Class B Units”), (2) REIT I Advisor contributed both its special limited partner interest in our Operating Partnership and its Class B limited partnership units in REIT I Operating Partnership to our Operating Partnership in exchange for 102,846 OP Units and 107,863 Class B Units, and (3) REIT II Advisor contributed both its special limited partner interest in our Operating Partnership and its Class B limited partnership units in REIT II Operating Partnership to our Operating Partnership in exchange for 30,188 OP Units and 31,660 Class B Units.

As a result of the Limited Partner Interest Contribution Agreement, the Former Advisor, REIT I Advisor, and REIT II Advisor no longer have a special limited partner interest in our Operating Partnership, REIT I Operating Partnership, or REIT II Operating Partnership; however, the Former Advisor, REIT I Advisor and REIT II Advisor will now hold OP Units and Class B Units. The Class B Units shall have the following terms, rights and restrictions:

•	The Class B Units shall be converted on a per unit basis into OP Units at the later of (i) two years from the date of issuance, or (ii) the date on which the OP Units have a fully diluted estimated net asset value per unit (after giving effect to the conversion of the Class B Units) exceeding $10.81, calculated in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (IPA) in April 2013 (the “IPA Guidelines”); provided, however, that the estimated net asset value per unit shall take into account the value of the assets acquired by the Operating Partnership pursuant to the SSH Contribution Agreement and the Churchill Contribution Agreement (as defined below);

•	The Class B Units shall be automatically converted into OP Units in the event of a change in control or listing event (with market value in a listing measured by the average closing price during a 30-day period commencing at any time between 180 days and 540 days following listing) at a price in excess of $10.81 per share;

•	The Class B Units shall only be converted to the extent that, after giving effect to such conversion, the value of a share in the event of a change of control or listing event is greater than 10.81;

•	The Class B Units shall have no distribution rights and, hence, will receive no distributions prior to their conversion to OP Units; and

•	The Class B Units shall have no voting rights, except for approval rights for any amendments to the rights and obligations of the Class B Units.

Amendments to Operating Partnership Agreements

On September 4, 2014, we entered into a Third Amended and Restated Agreement of Limited Partnership of our Operating Partnership (the “Operating Partnership Agreement”), which amends and supersedes the Second Amended and Restated Limited Partnership Agreement (the “Former OP Agreement”). In addition, REIT I entered into Amendment No. 2 to the Agreement of Limited Partnership of REIT I Operating Partnership (the “REIT I OP Agreement Amendment”), and REIT II entered into Amendment No. 2 to the Agreement of Limited Partnership of REIT II Operating Partnership (the “REIT II OP Agreement Amendment”).

As a result of the entry into the above-described Limited Partner Interest Contribution Agreement and the Operating Partnership Agreement, the REIT I OP Agreement Amendment, and the REIT II OP Agreement Amendment, (1) references to the special limited partner interests previously held by the Former Advisor, REIT I Advisor, and REIT II Advisor in each of the respective operating partnerships have been removed from the respective agreements, in connection with the exchange of such interests pursuant to the Limited Partner Interest Contribution Agreement, and (2) provisions related to the subordinated incentive distributions payable to the special limited partners pursuant to the special limited partnership interests have been removed from the respective agreements. Accordingly, we and our Operating Partnership will no longer have any obligation to make the distributions of Net Sale Proceeds, Subordinated Incentive Listing Distribution, Subordinated Distribution Due Upon Extraordinary Transaction or Subordinated Distribution Due Upon Termination (each as defined in the Former OP Agreement).

Registration Rights Agreement

On September 4, 2014, in connection with the issuance of (i) OP Units to SSH, Churchill, the Former Advisor, REIT I Advisor and REIT II Advisor pursuant to the terms of the SSH Contribution Agreement, the Churchill Contribution Agreement (as described below), and the Limited Partner Interest Contribution Agreement, as applicable, and (ii) Class B Units, which are convertible into OP Units (as described in “Contribution of Special Limited Partner Interests” above), to the Advisor, REIT I Advisor, and REIT II Advisor, we entered into a registration rights agreement (the “Registration Rights Agreement”) with SSH, Churchill, the Former Advisor, REIT I Advisor and REIT II Advisor. Under the Registration Rights Agreement, we agreed to file, no later than six months following the date upon which our common stock becomes available for trading pursuant to the initial listing of such common stock on a national securities exchange, as such term is defined under the Securities Exchange Act of 1934, and use commercially reasonable efforts to cause to become effective as soon as practicable thereafter, a registration statement for the offering on a continuous or delayed basis in the future covering resales of shares of our common stock that may be acquired by SSH, Churchill, the Former Advisor, REIT I Advisor or REIT II Advisor in connection with the exercise by them of the exchange rights associated with the OP Units.

Agreement Regarding Acquisition Fees

In connection with the Self Administration and Investment Management Transaction, we, the Operating Partnership and SSH agreed that for a period of six months following the closing of the Self Administration and Investment Management Transaction, subject to certain extensions, SSH, as the ultimate parent company of the Former Advisor and former ultimate parent company of Strategic Storage Advisor II, LLC, the advisor to SST2, and SS Growth Advisor, LLC, the advisor to SSGT, will retain any and all acquisition fees due under their respective advisory agreements with respect to any properties whose acquisition was pending, under contract, or was otherwise in process as of the closing of the Self Administration and Investment Management Transaction. The parties agreed that the first $2.0 million in such acquisition fees otherwise payable will be deferred until the payout ratio (as defined in the agreement and calculated to include the payment of any portion of the deferred fees that SSH is entitled to be paid) is 100% or less for any quarterly period.

Severance Agreements

On September 4, 2014, in connection with the Self Administration and Investment Management Transaction, the Operating Partnership entered into severance agreements (collectively, the “Severance Agreements”) with each of the following executive officers: H. Michael Schwartz, our Chief Executive Officer, President and Chairman of our board of directors, Paula Mathews, our Executive Vice President and Assistant Secretary, Michael S. McClure, our Executive Vice President, Chief Financial Officer and Treasurer, Wayne Johnson, our Senior Vice President – Acquisitions, Ken Morrison, our Senior Vice President – Property Management, and James L. Berg, our Secretary. The Severance Agreements were approved by the Compensation Committee of our board of directors.

Each of the Severance Agreements for our executive officers (collectively, the “Executive Officer Severance Agreements”) provide for separation payments upon the termination of the executive officer’s employment under various conditions. The level of severance pay depends upon the circumstances of the executive officer’s termination of employment. For example, if the executive officer were terminated by the Operating Partnership without Cause (as defined in the Executive Officer Severance Agreements ) and not in connection with a Change in Control (as defined in the Executive Officer Severance Agreements), then the executive officer would be entitled to a separation payment equal to the base salary for the applicable year and target bonus for the first fiscal year and average bonus thereafter (1.25 times these amounts for Mr. McClure and 2.99 times these amounts for Mr. Schwartz). If, within two years of a Change in Control, the executive officer were terminated by the Operating Partnership without Cause or the executive officer terminates his or her employment for Good Reason (as defined in the Executive Officer Severance Agreements), then the executive officer would be entitled to a severance payment equal to 2 times the base salary for the applicable year and target bonus for the first fiscal year and average bonus thereafter (2.5 times these amounts for Mr. McClure and 2.99 times these amounts for Mr. Schwartz). Upon death or disability of the executive officer, the executive officer (or his or her estate) will be entitled to receive a severance payment equal to base salary through the end of the applicable year plus any accrued but unpaid target bonus. If the executive officer terminates his or her employment voluntarily or if the executive officer were terminated by the Operating Partnership for Cause (as defined in the Executive Officer Severance Agreements), then such executive officer will only be entitled to $10,000. In each of the foregoing circumstances, if the executive officer violates any of the restrictive covenants set forth in the Executive Officer Severance Agreements, that executive officer’s right to receive severance payments pursuant to the Executive Officer Severance Agreements will end immediately.

Churchill Contribution Agreement

On September 4, 2014, we and our Operating Partnership, as Contributee, and Churchill TRI, LLC (“Churchill”), as Contributor, entered into a Contribution Agreement (the “Churchill Contribution Agreement”) whereby our Operating Partnership acquired Churchill’s ownership interest in SBOA TI Reinsurance Ltd., the Reinsurance Company, a Cayman Islands exempted company, which reinsures a portion of the insurance required by the insurer of our tenant insurance program, whereby tenants of our self storage facilities and tenants of other operators participating in the program can purchase insurance to cover damage or destruction to their property while stored at such facilities. In addition to the tenant insurance revenues we already receive pursuant to the program, we will now be entitled to receive our share of distributions of any profits generated by the Reinsurance Company depending on actual losses incurred by the program. Churchill contributed its interest in the Reinsurance Company in exchange for $3.75 million in cash and 290,023 OP Units.

Pursuant to the terms of the SSH Contribution Agreement, Churchill Contribution Agreement and Limited Partner Interest Contribution Agreement, none of SSH, Churchill, the Advisor, the REIT I Advisor or the REIT II Advisor may transfer for a period of two years any of (a) the OP Units or Class B Units it receives pursuant to the SSH Contribution Agreement, Churchill Contribution Agreement or the Limited Partner Interest Contribution Agreement, as applicable, or (b) any shares of common stock of the Company held by any of them upon exchange of the OP Units or Class B Units pursuant to the provisions of the Operating Partnership Agreement, except for (i) certain permitted transfers and (ii) upon a change in control of the Company, such restrictions on transfer shall terminate.